Key Energy Services 1301 McKinney Suite 1800 Houston, Texas 77010	Telephone: 713.651.4300 Facsimile: 713.652.4005 www.keyenergy.com

December 21, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Key Energy Services, Inc.
Registration Statement on Form S-4

Ladies and Gentlemen:

In connection with the above referenced Registration Statement (the “Registration Statement”) filed on the date hereof, Key Energy Services, Inc. (the “Company”) hereby confirms and represents as follows:

1. The Company is registering the exchange offer in reliance on the Staff’s position set forth in Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) (collectively, the “SEC No-Action Letters”).

2. The Company has not entered into any arrangement or understanding with any person to distribute the new notes to be received in the exchange offer pursuant to the Registration Statement and, to the best of the Company’s information and belief, each person that will participate in the exchange offer will acquire the new notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the new notes to be received in the exchange offer. In this regard, the Company will make each person participating in the exchange offer aware (through the prospectus and the letter of transmittal) that if such person is tendering old notes in the exchange offer with the intention of participating in any manner in a distribution of the new notes, such person (a) cannot rely on the Staff’s position enunciated in the SEC No-Action Letters or interpretative letters to similar effect and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that any such secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the new notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

3. Neither the Company nor any of its affiliates has entered into any arrangement or understanding with any broker-dealer to distribute the new notes.

4. The Company (i) will make each person participating in the exchange offer aware (through the prospectus and the letter of transmittal) that any broker-dealer that will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such new notes; (ii) will include in the letter of transmittal or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer provisions to the effect that (x) the exchange offeree represents that it is not engaged in, and does not intend to engage in, a distribution of the new notes and (y) if the exchange offeree is a broker-dealer holding old notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes received in respect of such old notes pursuant to the exchange offer; and (iii) will include a statement in the letter of transmittal to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Terms used and not defined in this letter have the meanings given such terms in the prospectus forming a part of the Registration Statement. Should any member of the Staff have a question regarding the foregoing, please do not hesitate to call Kimberly R. Frye at (713) 651-4444 or our outside counsel Michael S. Telle at (713) 221-1327 at Bracewell & Giuliani LLP.

Very truly yours,

Key Energy Services, Inc.

By:	/s/ KIMBERLY R. FRYE
Kimberly R. Frye
Senior Vice President, General Counsel and Secretary

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